**UNITED STATES OF AMERICA**

**BEFORE THE**

**SECURITIES AND EXCHANGE COMMISSION**

September 4, 2026

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In the Matter of

**Gold X2 Mining Inc.**
**Suite 450 Commerce Place**
**400 Burrard Street**
**Vancouver, BC**
**V6C 3A6 Canada**

**ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED**

File No: 001-43466

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Gold X2 Mining Inc. has filed with the Commission and the NYSE American an application to register its Common Shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Gold X2 Mining Inc. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the NYSE American shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Michael Coco
Office Chief